Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482 ad

New 14% preferred equity investment in the Houston metro area

Ground-up multifamily development in West Houston, TX designed for families in one of the area's top school districts.

Apr 29, 2026



We're pleased to announce a new addition to your Fundrise portfolio: a preferred equity investment in a 165-unit ground-up multifamily development in West Houston, Texas, adjacent to Sugar Land.

Investment overview

- **Investment type:** Preferred equity
- **Annual gross interest rate:** 14.00%[1]
- **Location:** West Houston, TX (Sugar Land/Missouri City submarket)
- **Asset type:** 165-unit ground-up multifamily development
- **Investment term:** 3 years
- **Funds:** Income Real Estate Fund and Opportunistic Credit Fund II

The development will consist of two five-story residential buildings with elevators and climate-controlled corridors, featuring a mix of studio, one-, two-, and three-bedroom units. Community amenities include a resort-style pool, fitness center, BBQ grilling areas, dog park, coworking lounge, library, coffee and snack bar, and car wash.

What makes this development particularly compelling is its unit mix. Roughly 72% of units are over 1,000 square feet with two or more bedrooms, compared to just 53% at competitive properties in the area. That's a deliberate design choice: the development is zoned for Fort Bend ISD, one of the highest-rated school districts in Texas. For families who want access to those schools while renting, this community is designed to serve that need at rents that Sugar Land itself cannot offer.

Local market insights from RealAI

Houston's broader multifamily market is navigating a meaningful supply cycle, with asking rents down 4–8% year-over-year across much of the metro as a wave of new deliveries has been absorbed. The development's immediate zip code sits largely outside that pressure. RealAI reports that the area is posting 2.7% rent growth year-over-year with occupancy near 94.9%, outperforming the Houston metro by approximately 150 basis points. The dynamic is structural: at approximately $1,110/month, rents in the development's zip code run roughly 24% below the broader Houston metro average and 27% below Sugar Land, positioning the area as the natural affordability destination for workers who need proximity to both.

What makes this location particularly compelling is the concentration of employment within a short commute. RealAI identifies the area as the residential catchment for an emerging Fort Bend County logistics corridor. The Amazon CityPark logistics facility is expected to open in November 2026 while AAOI Manufacturing broke ground on a new facility in February 2026.

On the supply side, new construction in the immediate area is minimal, even as 18,000+ units deliver across Houston over the next 18 months. RealAI notes that the area's discount positioning, the best-priced option adjacent to one of Texas's wealthiest suburbs, has historically insulated it from the metro's rent corrections while maintaining occupancy above 93%.

Why this matters

This deal captures several dynamics we look for in preferred equity investments. The 14.00%[1] gross return is among the highest yields in the current portfolio. And the development targets a specific, underserved niche in the market: family-sized rental units with access to a top-tier school district in a high-income submarket.

As with all of our private credit investments, this deal is backed by a tangible, physical asset in a growing market. This ground-up development position reflects our conviction in sourcing opportunities where we can capture returns from the earliest stages of value creation, backed by disciplined underwriting and strong sponsor relationships. For a deeper look at how our approach differs from other corners of the private credit market, read our update, Private Credit: What You Should Know.

The 14.00%[1] gross return contributes to the **Income Real Estate Fund's current 8%[2] annualized distribution rate** while also supporting the **Opportunistic Credit Fund II's 11%[3] annualized distribution rate**.

If you have any questions, feel free to reach out to our Investor Relations team at investments@fundrise.com.

More about this asset



West Houston Development

Location	Type	Strategy
Houston, TX	**Preferred equity**	**Fixed income**

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund and Opportunistic Credit Fund II under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Opportunistic Credit Fund II will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund II is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund II investors.

2. As of April 2026. The Income Real Estate Fund's current month's distribution is annualized and divided by the prior month's net asset value per share.

3. As of April 2026. The Opportunistic Credit Fund II's current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.